UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Procaps Group, S.A. (the “Company”) announces that its annual general meeting of shareholders (the “Meeting”) is to be held on Tuesday, June 28, 2022, at 10:00 a.m. (Luxembourg time). In accordance with local regulation and in light of the extraordinary circumstances surrounding the COVID-19 pandemic crisis, the Company has decided to hold the Meeting without participants being physically present. Therefore, any shareholder, wishing to participate and vote at the Meeting, must participate and vote by correspondence (Proxy Card).

The record date for the determination of shareholders entitled to vote at the Meeting was May 20, 2022. The Convening Notice to the Meeting and the Proxy Card for use in connection with the Meeting are attached hereto as Exhibit 99.1 and 99.2, respectively, and are being mailed to the Company’s shareholders beginning on June 2, 2022.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Convening Notice for the Annual General Meeting of Shareholders of Procaps Group, S.A.
99.2	Form of Proxy Card for the Annual General Meeting of Shareholders of Procaps Group, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: May 31, 2022

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